

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2020

Michael Karnjanaprakorn
Chief Executive Officer
Otis Gallery LLC
335 Madison Ave, 16th Floor
New York, NY 10017

      Re: Otis Gallery LLC
          Offering Statement on Form 1-A
          Post-qualification Amendment No. 12
          Filed October 7, 2020
          File No. 024-10951

Dear Mr. Karnjanaprakorn:

      We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-qualification Amendment No. 12 to Offering Statement on Form 1-A, filed October 7, 2020

General

1.   We note that, on the landing page of otiswealth.com, there is a pop up box with a chat function that states "If you are ready to invest with Otis, please schedule a call with our investment team." This chat box opens almost immediately upon entering your website. Please provide us with your legal analysis of how this chat function complies with Regulation A, specifically Rules 251(d) and Rule 255.

2.   As a related matter, please explain the services to be provided by the individuals that run the chat function for Otis Wealth, including whether the individuals provide investment advice, solicit investors, or negotiate or effect transactions for the issuer, and specifically what fees are paid to the individuals in connection with their services. Please also tell us why neither Otis Wealth nor the individuals need to register as a broker-dealer.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Louis A. Bevilacqua